UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 20th July 2011	By /s/ Sanjay Dongre
Name: Sanjay Dongre
Title: Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 19th July 2011 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about outcome of Board meeting of the Bank.

Exhibit I

19th  July 2011

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Re : Unaudited Financial Results for the quarter ended 30th June 2011

We attach herewith two files containing the unaudited financial results of the Bank for the First quarter ended 30th June 2011 as approved by the Board of Directors at its meeting held today i.e. on 19th July 2011 and a press release issued by the Bank in this regard.

The aforesaid unaudited financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-
Sanjay Dongre
Executive Vice President (Legal) & Company Secretary

Encl: As Above

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2011

				( in lacs)
	Particulars	Quarter ended 30.06.2011	Quarter ended 30.06.2010	Year ended 31.03.2011
		Unaudited	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	597797	441971	1992821
	a) Interest/discount on advances/bills	451419	331052	1508501
	b) Income on Investments	141070	105278	467544
	c) Interest on balances with Reserve Bank of India and other inter bank funds	2484	4227	14808
	d) Others	2824	1414	1968
2	Other Income	112003	99086	433515
3	A) TOTAL INCOME (1) + (2)	709800	541057	2426336
4	Interest Expended	313001	201901	938508
5	Operating Expenses (i) + (ii)	193463	164285	715292
	i) Employees cost	78099	66707	283604
	ii) Other operating expenses	115364	97578	431688
6	B) TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	506464	366186	1653800
7	Operating Profit before Provisions and Contingencies (3) - (6)	203336	174871	772536
8	Provisions (Other than tax) and Contingencies	44366	55502	190671
9	Exceptional Items	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7-8-9)	158970	119369	581865
11	Tax Expense	50472	38198	189226
12	Net Profit / (Loss) from Ordinary Activities after tax (10-11)	108498	81171	392639
13	Extraordinary items (net of tax expense)	—	—	—
14	Net Profit / (Loss) (12-13)	108498	81171	392639
15	Paid up equity share capital (Face Value of 10/- each)	46677	45969	46523
16	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)			2491113
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	16.9%	16.3%	16.2%
	(iii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	23.3	17.7	85.0
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	23.0	17.4	84.0
	(iv) NPA Ratios
	(a) Gross NPAs	183313	179121	169434
	(b) Net NPAs	31850	41251	29641
	(c) % of Gross NPAs to Gross Advances	1.04%	1.21%	1.05%
	(d) % of Net NPAs to Net Advances	0.2%	0.3%	0.2%
	(v) Return on assets (average) - not annualized	0.4%	0.4%	1.6%
18	Non Promoters Shareholding
	(a) Public Shareholding
	- No. of shares	276996521	269331599	275440073
	- Percentage of Shareholding	59.3%	58.6%	59.2%
	(b) Shares underlying Depository Receipts (ADS and GDR)
	- No. of shares	81131395	81715884	81142391
	- Percentage of Shareholding	17.4%	17.8%	17.4%
19	Promoters and Promoter Group Shareholding
	(a) Pledged / Encumbered
	- No. of shares	—	—	—
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	—	—	—
	- Percentage of Shares (as a % of the total share capital of the Company)	—	—	—
	(b) Non - encumbered
	- No. of shares	108643220	108643220	108643220
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.0%	100.0%	100.0%
	- Percentage of Shares (as a % of the total share capital of the Company)	23.3%	23.6%	23.4%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

				( in lacs)
Particulars		Quarter ended 30.06.2011	Quarter ended 30.06.2010	Year ended 31.03.2011
		Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	165710	117349	539116
b)	Retail Banking	605244	418776	1950503
c)	Wholesale Banking	354073	242034	1161289
d)	Other banking operations	57524	56341	248369
e)	Unallocated	2580	—	—
	Total	1185131	834500	3899277
	Less: Inter Segmental Revenue	475331	293443	1472941

	Income from Operations	709800	541057	2426336

2	Segment Results
a)	Treasury	1840	4917	9612
b)	Retail Banking	77668	65167	301457
c)	Wholesale Banking	77275	49699	242331
d)	Other banking operations	21643	20122	101836
e)	Unallocated	(19456)	(20536)	(73371)

	Total Profit Before Tax	158970	119369	581865

3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	6389288	6116874	7501909
b)	Retail Banking	(6587523)	(5605918)	(5899586)
c)	Wholesale Banking	2984191	1998974	966039
d)	Other banking operations	530299	389403	479097
e)	Unallocated	(651273)	(646870)	(509823)

	Total	2664982	2252463	2537636

Business Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Geographic Segments

Since the Bank does not have material earnings emanating outside India, the Bank is considered to operate in only the domestic segment.

Notes :

1	Statement of Assets and Liabilities as on June 30, 2011 is given below.

		( in lacs)
Particulars	As at 30.06.2011	As at 30.06.2010
CAPITAL AND LIABILITIES
Capital	46677	45969
Reserves and Surplus	2618305	2206494
Employees’ Stock Options (Grants) Outstanding	291	291
Deposits	21115122	18303333
Borrowings	2197869	1149172
Other Liabilities and Provisions	2615891	1620067

Total	28594155	23325326

ASSETS
Cash and balances with Reserve Bank of India	1771537	1490919
Balances with Banks and Money at Call and Short notice	349728	332194
Investments	7294225	6077681
Advances	17551599	14624835
Fixed Assets	216742	215879
Other Assets	1410324	583818

Total	28594155	23325326

2	The above results have been approved by the Board of Directors at its meeting held on July 19, 2011.
3	These results for the quarter ended June 30, 2011, have been subjected to a “Limited Review” by the Statutory Auditors of the Bank.
4	The shareholders of the Bank at the 17th Annual General Meeting held on July 6, 2011 have approved sub-division (split) of one equity share of the Bank from nominal value of 10/- each into five equity shares of nominal value of 2/- each.
5	During the quarter ended June 30, 2011, the Bank allotted 15,45,452 shares pursuant to the exercise of stock options by certain employees.
6	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.
7	As on June 30, 2011, the total number of branches (including extension counters) and ATM network stood at 2,111 branches and 5,998 ATMs respectively.
8	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended June 30, 2011: Opening : Nil ; Additions : 108 ; Disposals : 108 ; Closing position : Nil.
9	Figures of the previous period have been regrouped/reclassified wherever necessary to conform to current period’s classification.
10	10 lac = 1 million

10 million = 1 crore

Place : Mumbai	Aditya Puri
Date : July 19, 2011	Managing Director

NEWS RELEASE

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP)

FOR THE PERIOD APRIL TO JUNE 2011

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) accounts for the quarter ended June 30, 2011 at its meeting held in Mumbai on Tuesday, July 19, 2011. The accounts have been subjected to a limited review by the Bank’s statutory auditors.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended June 30, 2011

For the quarter ended June 30, 2011, the Bank’s total income was 7,098.0 crore, an increase of 31.2% over 5,410.6 crore for the quarter ended June 30, 2010. Net revenues (net interest income plus other income) were 3,968.0 crore for the quarter ended June 30, 2011, as compared to 3,391.6 crore for the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended June 30, 2011 grew by 18.6% to 2,848.0 crore, in line with the growth in average assets and a Net Interest Margin of 4.2% for the quarter ended June 30, 2011.

Other income (non-interest revenue) for the quarter ended June 30, 2011 was at 1,120.0 crore, primarily contributed by fees and commissions of 922.7 crore (up 15.9% over 796.3 crore in the quarter ended June 30, 2010) and foreign exchange/derivative revenues of 230.1 crore (up 33.9% over 171.8 crore in the quarter ended June 30, 2010). Given the increase in bond yields the Bank incurred a loss on revaluation/sale of investments of 41.3 crore for the quarter ended June 30, 2011 as compared to a gain of  21.5 crore for the quarter ended June 30, 2010. Operating expenses for the quarter ended June 30, 2010 were up 17.8% to 1,934.6 crore. The core cost to income ratio for the quarter was, therefore, at 48.3% as compared to 48.7% at the end of June 2010. On account of the improvement in asset quality, provisions and contingences reduced from 555.0 crore for the quarter ended June 30, 2010 to 443.7 crore for the quarter ended June 30, 2011. Profit before tax for the quarter ended June 30, 2011 increased by 33.2% over the corresponding quarter ended June 30, 2010 to 1,589.7 crore. After providing 504.7 crore for taxation, the Bank earned a Net Profit of 1,085.0 crore, an increase of 33.7% over the corresponding quarter ended June 30, 2010.

Balance Sheet: As of June 30, 2011

The Bank’s total balance sheet size increased by 22.6% to touch 285,942 crore as of June 30, 2011. Gross advances touched  176,964 crore – a year on year growth of 29.1% adjusted for short-term one off wholesale loans outstanding as of June 30, 2010, and a quarter on quarter increase of 9.7% over March 31, 2011. Retail loans grew by 28.6% over June 30, 2010 to 83,863 crore. Total deposits increased by 28,118 crore to 211,151 crore. During the quarter the Bank also raised 3,650 crores of Tier II capital by issuing Lower Tier II bonds. With Savings account deposits at 64,785 crore and Current account deposits at 38,811 crore, the CASA mix as of June 30, 2011 was 49.1%.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as at June 30, 2011 (computed as per Basel 2 guidelines) was at 16.9%, as against the regulatory minimum of 9%. Tier-I CAR was 11.4% as of June 30, 2011.

NETWORK:

During the quarter ended June 30, 2011 the Bank opened 125 new branches. This takes the total network of the Bank to 2,111 branches and 5,998 ATMs in 1,111 cities, as against 1,725 branches and 4,393 ATMs in 780 cities as of June 30, 2010.

ASSET QUALITY:

Portfolio quality as of June 30, 2011 remained healthy with gross non-performing assets (NPAs) at 1.04% of gross advances and net non-performing assets at 0.18% of net advances (as against 1.21% gross NPA and 0.28% net NPA ratios as of June 30, 2010). The Bank’s provisioning policies for specific loan loss provisions remained higher than the minimum regulatory requirements. The NPA provision coverage ratio (excluding write-offs, technical or otherwise) was at 83% as of June 30, 2011. Total restructured assets, were 0.4% of the bank’s gross advances as of June 30, 2011. Of this, amounts categorized as standard assets were 0.2% of the bank’s gross advances.

SUBDIVISION (SPLIT) OF THE BANK’S EQUITY SHARES

The shareholders of the Bank, at its Annual General Meeting held on July 06, 2011 approved the sub-division (split) of one equity share of the Bank having a nominal value of 10 each into five equity shares of nominal value 2 each. The record date for the same was July 16, 2011.

Note:

= Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our nonperforming loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulation and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments, caused by any factor including terrorists attacks in India or elsewhere, anti-terrorist or other attacks by any country, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India; natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.